Exhibit 99.5

Trading Symbol: EZM – TSX

1601 – 543 Granville Street, Vancouver, B.C. V6C 1X8

Trading Symbol: EZM – TSX

NEWS RELEASE

April 1, 2005

Release 03-05

EUROZINC MINING CORPORATION

 REPORTS 2004 FOURTH QUARTER AND ANNUAL RESULTS

Vancouver, British Columbia: - EuroZinc Mining Corporation (“EuroZinc” or “the Company”) is pleased to announce its results for the fourth quarter and year ending December 31, 2004.

C. K. Benner, Vice Chairman and CEO said, “EuroZinc had an extraordinary year with the acquisition of Europe’s largest copper concentrate producer, the Neves-Corvo mine, in Portugal. The Company moved into the mid-tier category of base metal producers and has gained a substantial platform from which to grow.  In 2004, the mine produced approximately 211 million pounds of contained copper at a net cash cost of US$0.64 per pound of payable copper and, with the average price of copper at US$1.30, this made for an outstanding performance from the mine.  This was the Company’s inaugural production year and is the first of many to come.”

Highlights and Significant Items for the Fourth Quarter 2004 and for the Year 2004

EuroZinc Mining Corporation

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In June 2004, the Company acquired the Neves-Corvo mine through the purchase of Somincor from the Rio Tinto Group (“RTG”) and Empresa de Desenvolvimento Mineiro, SGPS, S.A. (“EDM”).  The Company derived benefits of ownership of the mine for only the third and fourth quarters of the year.

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The Company purchased the rights to the remaining price participation payments on copper sales for Neves-Corvo from RTG in late December 2004 and from the EDM in January 2005.

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Net income for the year was US$17.5 million on revenues of US$121 million after a US$32 million non-cash accounting adjustment. This adjustment resulted from a copper price protection requirement, mandated by the original lenders, as a condition precedent to the debt financing for the acquisition of Somincor.

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Cash flow from operations before changes to non-cash working capital items was US$54 million or US$0.14 (CDN$0.18) per share for the year.

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Fourth quarter cash flow from operations was US$22 million or US$0.05 (CDN$0.06) per share and net income was US$5 million or US$0.01 per share.

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Net debt was US$93 million (net of US$29 million of cash) as of December 31, 2004. US$35 million of the debt pertains to the price participation buyout which will be repaid, based on the current copper price, by the third quarter of 2005.

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EuroZinc increased its measured and indicated copper and zinc resources to a total of 26.4 million tonnes grading 4.7% copper and 44.6 million tonnes grading 6.2% zinc. This equates to an increase of 8 times in contained copper and an increase of 3 times in contained zinc in the Company’s resources.

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In January 2005, the Company entered into a five year technical assistance agreement with EDM. Under the terms of the technical assistance agreement, EDM will provide consulting services to EuroZinc on technical matters pertaining to the environmental management of its properties. The EDM staff has a broad range of experience and expertise in the geological, civil and mining engineering disciplines and brings extensive knowledge and academic capability to assist EuroZinc.

Neves-Corvo

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The mine generated cash flow of US$112 million on revenues of US$215 million and a net profit of US$80 million for the full year.

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In 2004, a total of 1.9 million tonnes of ore at a grade of 5.71% copper was hoisted and processed in 2004, which equates to an 11% increase in tonnage compared to 2003.  The increased output was directly attributable to improved performance in mine development and production preparation work.

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Copper concentrate production for the year was 400,000 tonnes, which was 21.6% greater than in 2003 and the copper recovery improved from 85.6% in 2003 to 88.3% in 2004. Both increases were primarily due to operating improvements in the processing circuit. Total contained copper production for the year was 95,678 tonnes or approximately 211 million pounds, of which 49,500 tonnes or approximately 109 million pounds was attributable to EuroZinc. The concentrate grade of 23.9% copper increased from 23.5% in 2003.

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The safety frequency of 24.5 (measured in total accidents per million person hours worked) for the year was a company record as was the severity index, which was 0.06. The lost time accident frequency (accidents per 200,000 hours worked) was 0.74. The employees of Neves-Corvo are to be congratulated for their outstanding performance.

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There were no recorded environmental non-compliance issues at the Neves-Corvo mine and the independent consultant’s annual environmental audit confirmed activities were in accordance with design.

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Initial field tests of “paste deposition” on the impoundment area surface proved the viability of the method and work began on construction to provide for a semi-industrial-scale test during the first half of 2005. The implementation of this method would ensure tailings storage capacity to the end of mine life, which is currently estimated to be 2029.

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In early January 2005, the Company’s wholly owned subsidiary Somincor entered into a ten year exploration agreement with EDM. The agreement is in support of exploration activities around the existing mining concessions at the Neves-Corvo mine which total 549 sq. km. Under the terms of the agreement, EDM has a one time elective on a 15% participating interest in any new deposit that reaches the pre-feasibility stage. In addition to possibly securing a valued partner, this agreement has provided Somincor with access to all previous exploration information around the Neves-Corvo concessions which the State of Portugal or others have compiled.

The following table outlines the production summary:

Neves-Corvo mine	3rd Quarter	4th Quarter	Year 2004
Tonnes treated (000 tonnes)	450	508	1,902
Copper grade (%)	5.33	5.47	5.71
Plant recovery (%)	88.3	88.2	88.4
Concentrate produced (000 tonnes)	88.5	100.6	400.7
Concentrate grade (% Cu)	23.7	24.2	23.9
Copper metal produced (000 tonnes)	21.0	24.6	95.7
Concentrate sold (000 tonnes)	88.8	84.1	394.3
Minesite operating costs/ tonne milled (US$)	40.44	40.80	43.10
Minesite operating costs/ tonne milled (€)	32.80	32.90	33.70
Total cash costs/pound payable copper(US$)	0.73	0.62	0.64
Total cash costs/pound payable copper (€)	0.60	0.50	0.51

Aljustrel

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Additional metallurgical test work on zinc ores and further engineering on process plant modifications was conducted with the final reports expected by the end of the first quarter of 2005.

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Drilling crews completed approximately 4,000 m of a 5,000 m definition drilling program on the Moinho deposit.  The drill results allowed for an upgrading of indicated resources to the measured category and provided a greater level of confidence for detailed production design.

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In January 2005, the Company initiated an update to the feasibility report that will include an independent review of the most recent assumptions used to support a production decision. The report is to be completed early in the second quarter of 2005, at which time a production decision will be taken.

The Company also announced today that it filed its audited consolidated financial statements for the year ended December 31, 2004 and related management discussion and analysis with the Canadian security regulatory authorities on March 31, 2005. Copies of the documents are available at www.sedar.com and the Company’s website at www.eurozinc.com.

The company will hold an investor conference call to discuss the results at 8:00 AM Pacific Standard Time (11:00 AM Eastern Standard Time). Colin K. Benner, Vice-Chairman and Chief Executive Officer will host the call with Alvin Jackson, President and COO, A.J Ali, Executive Vice President and Chief Financial Officer and Ron Ewing, Executive Vice President of Corporate Affairs.

To participate in the conference call please dial, toll free in North America 1-866-230-0621, or 416 640-3407 within the Toronto area or internationally. Alternatively, a live audio webcast of the conference call will be available on EuroZinc’s website (www.eurozinc.com). The webcast will also be archived at the EuroZinc website.

EuroZinc is a mid-tier base metals mining company, headquartered in Vancouver B.C., Canada.  The company currently owns two mines located in Portugal, the Neves Corvo copper mine, which is currently in production, and the Aljustrel zinc mine, which is currently under care and maintenance. The company’s shares are traded on the Toronto Stock Exchange under the symbol EZM.

For further information please contact:

Colin K. Benner	Ron Ewing	A.J.Ali
Vice Chairman and CEO	Executive Vice President	Executive Vice President and CFO
(604) 681-1337	(604) 681-1337	(604) 681-1337

The TSX has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. Certain of the information contained herein constitutes "forward-looking statements" within the meaning of the Private Litigation Reform Act of 1995 of the United States. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of EuroZinc Mining Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, metal price volatility, economic and political events affecting metal supply and demand, fluctuations in ore grade, tonnes of ore milled, geological, technical, and mining or processing problems. Although EuroZinc Mining Corporation has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause actual results not to be anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, prospective investors should not place undue reliance on forward-looking statements.